OUB

17004563

SEC
SEC
Mail Processing
Section

FEB 16 2017

Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P & M Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Towne Square, Suite 425
(No. and Street)

Southfield (City) MI (State) 48076-3769 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Trotta 248-603-5374
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name – *if individual, state last, first, middle name*)

2699 South Bayshore Drive (Address) Miami (City) FL (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ST

OATH OR AFFIRMATION

I, Matthew G. Jamison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P & M Corporate Finance, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Vivienne Jane McCracken

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIVIENNE JANE MCCRACKEN
Notary Public - State of Michigan
Oakland County
My Commission Expires Jan 10, 2022
Acting in the County of Oakland

Report of Independent Registered
Public Accounting Firm and
Statement of Financial Condition

P & M Corporate Finance, LLC

December 31, 2016

P & M CORPORATE FINANCE, LLC

DECEMBER 31, 2016

TABLE OF CONTENTS

KAUFMAN | ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

P&M Corporate Finance, LLC
Detroit, Michigan

We have audited the accompanying statement of financial condition of P&M Corporate Finance, LLC as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of P&M Corporate Finance, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of P&M Corporate Finance, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

Miami, Florida
February 14, 2017

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

CASH AND CASH EQUIVALENTS	$	2,039,309
RESTRICTED CASH		2,426
ACCOUNTS RECEIVABLE		140,507
PROPERTY AND EQUIPMENT- NET		59,141
OTHER ASSETS		95,529
DUE FROM RELATED PARTIES		69,028
TOTAL ASSETS	$	2,405,940

LIABILITIES

ACCRUED PAYROLL AND EXPENSES	$	1,706,204
DUE TO RELATED PARTY		48,030
TOTAL LIABILITIES		1,754,234

MEMBERS' EQUITY

MEMBERS' EQUITY		651,706
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,405,940

The accompanying notes are an integral part of this financial statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

P & M Corporate Finance, LLC (the Company or PMCF) is a broker-dealer registered with the Securities and Exchange Commission (SEC) in forty-six states and two territories, including Michigan and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in investment banking for the middle market.

The Company is a limited liability company that shall continue in perpetuity, unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

The Company is engaged in various brokerage activities, which comprise several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services and strategic advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

Contingent fee investment banking work is recorded as revenue upon completion of the transaction. Non-refundable retainers on contingent fee arrangements are recognized as revenue as invoiced per client agreements. For investment banking services that are consulting fee based services, revenue is recognized on an accrual basis of reporting using a production basis method of recording revenue, whereby staff charge hours representing time spent for client services rendered are multiplied by their respective staff billing rate to determine gross revenue. From this, an overage or underage is recorded to determine the amount billable to the client based on net realizable value.

Cash and Cash Equivalents

The Company's cash accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days when acquired to be cash equivalents.

Restricted Cash

The Company has $2,426 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

Given the nature of the Company's business, customers vary from year to year as engagements are completed and new engagements are accepted. Therefore, the Company's revenue stream does not rely on any one customer or group of customers.

Five customers comprised approximately 80% of the accounts receivable balance at December 31, 2016.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payments within 30 days from the invoice date. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected on specific invoices. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. Management considers all accounts receivable collectible and, therefore, an allowance for doubtful accounts has not been recorded at December 31, 2016.

Unbilled Work in Process

Unbilled work in process is stated at estimated net realizable value.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense when incurred.

Income Taxes

The Company is a Michigan Limited Liability Company and has elected to be treated as a "partnership" for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the members. Accordingly, the Company records no provision for federal income taxes.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	Amount	Depreciable Life- Years
Leasehold improvements	$ 11,390	5
Furniture and fixtures	110,494	5-7
Computer equipment	39,061	5
Total cost	160,945	
Accumulated depreciation	101,804	
Net Fixed Assets	$ 59,141	

4. MEMBERS' EQUITY

The authorized units of capital total 100,600, with 100,000 units designated Class A units and 600 units designated as Class B units all of which are issued and outstanding. The Class A units have full voting and distribution rights, whereas the Class B units are non-voting and do not share in distributions of the Company. The Class B units have a preference in the event of a liquidation of the Company. In the event of liquidation, the holder of the Class B units will be entitled to a distribution equal to $1,000 per Class B unit plus interest prior to any liquidating distribution to the Class A unit holders.

5. RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (PM, PLLC), a wholly-owned subsidiary of P&M Holding Group, LLP (PMHG), the former majority member of the Company and current minority member, whereby PM, PLLC provides general business management, administrative functions, financial management and support services, and the use of facilities for the benefit of the Company. In addition, certain staff-related expenses and other expenses were paid by PM, PLLC on the Company's behalf. These expenses are reimbursed by the Company on a monthly basis. Provisions of the Agreement relating to non-facility services remain in effect until December 31, 2017. The facility services portion of the Agreement expires on July 31, 2017.

NOTES TO THE FINANCIAL STATEMENT

5. RELATED PARTY TRANSACTIONS (Continued)

As part of a prior reorganization agreement, PMHG has agreed to indemnify the Company for any legal related costs on a legal matter that existed prior to the ownership reorganization to the extent that legal related costs exceed $200,000. The $200,000 threshold was reached during the year ended December 31, 2012.

Beginning in May 2016, the Company also has an Overhead and Facility Agreement to provide various consulting and accounting support services to Riverside Advisors, LLC (Riverside), an entity affiliated by common ownership. The Company charges Riverside a monthly fee for these administrative services. The Company provides space in one of its offices to Riverside and charges Riverside a facility allocation based on its pro-rata share of the costs. The services and charges to Riverside will be revisited annually.

At December 31, 2016, due to related party consisted of amounts due to PM, PLLC related to services under the Agreement and consulting services provided by PM, PLLC. The amount due from related parties consisted of amounts due from Riverside relating to the Overhead and Facility Agreement as well as reimbursement for some shared services that were paid for by the Company on behalf of Riverside.

6. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $284,756, which was $167,807 in excess of its required net capital of $116,949.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2016, the ratio was 6.16 to 1.

7. RETIREMENT PLANS

The Company provides 401(k) and profit sharing plans for substantially all employees. The 401(k) plan provides for matching contributions equal to 50% of a participant's deferral up to 2% of the participant's total compensation.

The Company's profit sharing plan provides for discretionary contributions ranging from 3% to 9% of an employee's compensation, as defined.

NOTES TO THE FINANCIAL STATEMENT

8. OPERATING LEASE

In February 2014, the Company entered into an agreement to lease space for one of its offices. The lease term is for five years and five months with the option for one five-year extension. The initial term of the lease began in July 2014 after various improvements were made to the existing space. The lease provides for monthly rent plus the Company's share of property taxes, utilities, and maintenance costs.

Approximate future minimum annual commitments under the operating lease are as follows:

Year Ending December 31,	
2017	$ 63,400
2018	64,700
2019	60,700
Total minumum future payments required	$ 188,800